Exhibit 99.7

CONSENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Kinross Gold Corporation

We consent to the inclusion in this annual report on Form 40-F of:

-   our auditors’ report dated March 23, 2007 on the consolidated balance sheets of Kinross Gold Corporation (“the Company”) as at December 31, 2006 and December 31, 2005, and the consolidated statements of operations, common shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2006;

-   and our Comments by Auditors for US Readers on Canada-US Reporting Differences, dated March 23, 2007;

-   our auditors’ report on reconciliation to United States GAAP dated March 23, 2007;

-   our Report of Independent Registered Public Accounting Firm dated March 23, 2007 on management’s assessment of the effectiveness internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006;

each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2006.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-110208, 333-05776, 033-93926, 033-82450, 333-08936, 333-09004, 333-12662, 333-13744 and 333-13742) on Form S-8 of Kinross Gold Corporation.

/s/ KPMG LLP

Chartered Accountants
Toronto, Canada
March 30, 2007